Exhibit 12

September 18, 2020

Voya Global Equity Dividend Fund

Voya Mutual Funds

7337 East Doubletree Ranch Road, Suite 100

Scottsdale, AZ 85258

Voya Global High Dividend Low Volatility Fund

Voya Mutual Funds

7337 East Doubletree Ranch Road, Suite 100

Scottsdale, AZ 85258

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the "Agreement") dated March 18, 2020, by and between Voya Mutual Funds, a Delaware statu- tory trust ("VMF"), on behalf of one of its series, Voya Global Equity Dividend Fund ("Disappearing Fund"), and VMF, on behalf of another of its series, Voya Global High Dividend Low Volatility Fund ("Surviving Fund"). The Agreement describes a proposed transaction (the "Reorganization") to occur as of the date of this letter, pursuant to which Surviving Fund will acquire all of the assets of Disappearing Fund in exchange for shares of beneficial interest in Surviving Fund (the "Surviving Fund Shares") and the assumption by Surviving Fund of all of the liabilities of Disappearing Fund following which the Surviving Fund Shares received by Disappearing Fund will be distributed by Disappearing Fund to its shareholders in liquidation and termination of Disappearing Fund. This opinion as to certain U.S. federal income tax consequences of the Reorganization is furnished to you pursuant to Section

8.5of the Agreement. Capitalized terms not defined herein are used herein as defined in the Agreement.

Disappearing Fund is a series of VMF, which is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Shares of Disappearing Fund are redeemable at net asset value at each shareholder's option. Disappearing Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the "Code").

Surviving Fund is also a series of VMF. Shares of Surviving Fund are redeemable at net asset value at each shareholder's option. Surviving Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Code.

For purposes of this opinion, we have considered the Agreement, the combined Proxy Statement/Prospectus dated July 15, 2020 and such other items as we have deemed necessary to

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render this opinion. In addition, each of Disappearing Fund and Surviving Fund has provided us with a letter dated as of the date hereof (collectively, the "Representation Letters") representing as to certain facts, occurrences and information upon which each of Disappearing Fund and Surviving Fund has indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

In reviewing the foregoing materials, we have assumed, with your permission, the authenticity of original documents, the accuracy of copies, the genuineness of signatures, the legal capacity of signatories, and the proper execution of documents. We have further assumed that (i) all parties to the Agreement and any other documents examined by us have acted, and will act, in accordance with the terms of such Agreement and documents, and that the Reorganization will be consummated pursuant to the terms and conditions set forth in the Agreement without the waiver or modification of any such terms and conditions; and (ii) all representations contained in the Agreement, as well as those representations contained in the Representation Letters, are true and complete.

Based on and subject to the foregoing and subject to the final paragraphs hereof, we are of the opinion that, for U.S. federal income tax purposes:

(i)The Reorganization will constitute a "reorganization" within the meaning of Section 368(a) of the Code, and Surviving Fund and Disappearing Fund each will be "a party to a reorganization" within the meaning of Section 368(b) of the Code;

(ii)Under Sections 361 and 357(a) of the Code, Disappearing Fund will not recognize gain or loss upon the transfer of Disappearing Fund's assets to Surviving Fund in exchange for Surviving Fund Shares and the assumption by Surviving Fund of all the liabilities of Disappearing Fund, or upon the distribution of Surviving Fund Shares by Disappearing Fund to its shareholders in liquidation, except for (A) any gain or loss recognized on (1) "section 1256 contracts" as defined in Section 1256(b) of the Code or (2) stock in a "passive foreign investment company" as defined in Section 1297(a) of the Code, and (B) any other gain or loss that may be required to be recognized (1) as a result of the closing of the tax year of Disappearing Fund, (2) upon the termination of a position, or (3) upon the transfer of an asset regardless of whether such a transfer would otherwise be a nontaxable transaction under the Code;

(iii)Under Section 354 of the Code, Disappearing Fund shareholders will not recognize any gain or loss upon the exchange of their Disappearing Fund shares for Surviving Fund Shares in the Reorganization;

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(iv)Under Section 358 of the Code, the aggregate tax basis of Surviving Fund Shares a Disappearing Fund shareholder receives in the Reorganization will be the same as the aggregate tax basis of the Disappearing Fund shares exchanged therefor;

(v)Under Section 1223(1) of the Code, a Disappearing Fund shareholder's holding period for the Surviving Fund Shares received in the Reorganization will be determined by including the period during which such shareholder held or is treated for federal income tax purposes as having held the Disappearing Fund shares exchanged therefor, provided that the shareholder held those Disappearing Fund shares as capital assets;

(vi)Under Section 1032 of the Code, Surviving Fund will not recognize gain or loss upon the receipt of the assets of Disappearing Fund in exchange for Surviving Fund Shares and the assumption by Surviving Fund of all the liabilities of Disappearing Fund;

(vii)Under Section 362(b) of the Code, Surviving Fund's tax basis in the assets of Disappearing Fund transferred to Surviving Fund in the Reorganization will be the same as Disappearing Fund's tax basis immediately prior to the transfer, increased by any gain or decreased by any loss required to be recognized as described in (ii) above;

(viii)Under Section 1223(2) of the Code, the holding period in the hands of Surviving Fund of each Disappearing Fund asset transferred to Surviving Fund in the Reorganization, other than certain assets with respect to which gain or loss is required to be recognized as described in (ii) above, will include the period during which such asset was held or treated for federal income tax purposes as held by Disappearing Fund; and

(ix)Surviving Fund will succeed to and take into account the items of Disappearing Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Regulations thereunder.

We believe that Surviving Fund will continue Disappearing Fund's historic business, within the meaning of Treas. Reg. § 1.368-1(d), as an open-end management investment company that seeks capital growth and current income by investing primarily in equity securities included in the MSCI World IndexSM. In our opinion, the continuity of business enterprise test required for qualification under Section 368(a) of the Code is met in the Reorganization.

No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth

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above. Our opinion is based on the Code, Treasury Regulations, IRS rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP